UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number 000-25383

Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

TABLE OF CONTENTS

ELECTION OF DIRECTORS; DEPARTURE OF EXECUTIVE OFFICER
SIGNATURES

Election of Directors; Departure of Executive Officer

Infosys Technologies Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K. This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

On June 11, 2011, the Board of Directors of Infosys, upon the recommendation of its Nominations Committee, elected each of the following executive officers of the Company to the position of additional director, effective immediately:
  Mr. V. Balakrishnan, Chief Financial Officer;
  Mr. B. G. Srinivas, Senior Vice President and Head - Manufacturing, Product Engineering, Product Lifecycle and Engineering Solutions; and
  Mr. Ashok Vemuri, Senior Vice President and Head - Banking and Capital Markets and Strategic Global Sourcing.
Each of Messrs. Balakrishnan, Srinivas and Vemuri will serve on the Company’s Board of Directors until the Company’s next annual general meeting of shareholders, when their election as whole-time directors will be placed before the Company’s shareholders for their approval.

Also on June 11, 2011, the Board of Directors of Infosys, upon the recommendation of its Nominations Committee, elected Ms. Ann Fudge to the position of non-executive additional director, effective October 1, 2011. Ms. Fudge will serve on the Company’s Board of Directors until the Company’s next annual general meeting of shareholders, when her election as a non-executive director will be placed before the Company’s shareholders for their approval. Ms. Fudge is a non-executive director on the boards of Unilever, Novartis AG and General Electric Co. Ms. Fudge has served on the boards of Honeywell International Inc. from 1993 to 2003 and of Marriott International Inc. from 2001 to 2003. Ms. Fudge was the chairperson and chief executive officer of Young & Rubicam Brands from 2003 to 2006. Prior to joining Young & Rubicam, Ms. Fudge worked at General Mills and at Kraft Foods, where she served in a number of senior management positions.

Also on June 11, 2011, Infosys announced that Mr. Subhash Dhar, Senior Vice President - Communication, Media and Entertainment, Global Sales, Alliances and Marketing and Independent Validation Solutions had conveyed his intention to resign from the Company. Mr. Dhar will also be resigning from his position as an executive officer of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Technologies Limited /s/ S. Gopalakrishnan

Date: June 13, 2011	S. Gopalakrishnan Chief Executive Officer